Exhibit (a)(5)

Virgin Media Announces Fundamental Change and Make-Whole Fundamental Change

Relating to Outstanding Convertible Senior Notes

New York, June 7, 2013 — Virgin Media Inc. (“Virgin Media”) (NASDAQ:VMED) (LSE:VMED) today announced that in connection with the closing of the transactions contemplated by the Agreement and Plan of Merger, dated as of February 5, 2013 (as amended, the “Merger Agreement”), among Virgin Media, Liberty Global, Inc. and Liberty Global plc (“Liberty Global”), among others, Virgin Media has delivered a notice (the “Notice”) to holders of its 6.50% convertible senior notes due 2016 (the “Convertible Notes”), pursuant to the indenture governing the Convertible Notes (as supplemented, the “Indenture”), notifying holders that a “Fundamental Change” and a “Make-Whole Fundamental Change,” each as defined in the Indenture, has occurred effective as of June 7, 2013.

In connection with the Mergers, on June 7, 2013, Virgin Media and Liberty Global entered into a supplemental indenture with The Bank of New York Mellon, as trustee, pursuant to which, among other things, Liberty Global agreed to issue and deliver its Class A ordinary shares and Class C ordinary shares to fulfill the conversion obligation of Virgin Media as specified in the Indenture. Accordingly, as a result of the Fundamental Change, holders of the Notes have the right to exchange their Convertible Notes, subject to the terms and conditions of the Indenture, for 13.4339 Liberty Global class A ordinary shares, 10.0132 Liberty Global class C ordinary shares and $910.51 in cash (without interest) per $1,000 in principal amount of Convertible Notes (the “Reference Property”).

Because the transactions contemplated by the Merger Agreement also constitute a “Make-Whole Fundamental Change” under the Indenture, if a holder of the Convertible Notes exchanges the Convertible Notes at any time from June 7, 2013 to, and including, the business day immediately prior to the related Fundamental Change Repurchase Date (as defined in the Indenture) (the “Make-Whole Exchange Period”), such holder would instead receive, subject to the terms and conditions of the Indenture, 13.8302 Class A ordinary shares of the Company, 10.3271 Class C ordinary shares of the Company and $937.37 in cash (without interest) for each $1,000 in principal amount of Convertible Notes exchanged. The Fundamental Change Repurchase Date will be specified by the Company in a Fundamental Change Repurchase Right Notice that will be delivered to holders pursuant to Section 11.01 of the Indenture and will be a date that is not less than 20 nor more than 35 days following the date of the Fundamental Change Repurchase Right Notice. A holder that elects to convert Convertible Notes after the Make-Whole Exchange Period, to the extent then convertible, would receive only the Reference Property.

Under the Indenture, Virgin Media has the option to settle any conversion in the form of merger consideration described above, cash or a combination of such consideration. Virgin Media currently intends to settle a conversion of Convertible Notes with merger consideration as provided above.

Forward-Looking Statements

Virgin Media cautions you that statements included in this announcement that are not a description of historical facts are forward-looking statements that involve risks, uncertainties, assumptions and other factors which, if they do not materialize or prove correct, could cause Virgin Media’s results to differ materially from historical results or those expressed or implied by such forward-looking statements. Certain of these factors are discussed in more detail under “Risk Factors” and elsewhere in Virgin Media’s annual report on Form 10-K as filed with the U.S. Securities and Exchange Commission (SEC) on February 7, 2013. Virgin Media assumes no obligation to update any forward-looking statement included in this announcement to reflect events or circumstances arising after the date on which it was made.

Virgin Media Investor Relations

Richard Williams: +44 (0) 1256 753037 / richard.williams@virginmedia.co.uk

Vani Bassi: +44 (0) 1256 752347 / vani.bassi@virginmedia.co.uk

Liberty Global Investor Relations

Christopher Noyes: +1 303 220 6693